AB

SO 3/17/03

03014884

SECURITIES [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-35008~~ 8-28461

RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Advisors Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7315 Wisconsin Avenue
(No. and Street)

Bethesda (City) **Maryland** (State) **20814** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein, Chief Financial Officer **(301) 280-1120**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard (Address) **McLean** (City) **Virginia** (State) **22102-4219** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Scott Grebenstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to The Advisors Group, Inc (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 2/27/2003

Chief Financial Officer
Title

Notary Public

ANGELENE R. SHERARD
Notary Public State of Maryland
My Commission Expires October 1, 2005

THE ADVISORS GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 1,317,256	$ 1,784,894
Deposits with clearing organizations	225,000	110,000
Commissions and fees receivable from the clearing organizations and broker dealers	874,418	1,089,715
Accounts receivable	198,083	78,143
Income taxes receivable	106,224	111,604
Office equipment, (net of accumulated depreciation of $538,985 in 2002 and $434,295 in 2001)	195,550	437,245
Deferred tax assets	156,190	95,853
Prepaid expenses and other assets	184,721	225,444
TOTAL ASSETS	$ 3,257,442	$ 3,932,898
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to affiliates	$ 486,132	$ 1,273,352
Accrued expenses and other liabilities	420,114	338,391
Accrued commissions	327,246	523,528
Unearned income	21,884	14,965
Total liabilities	1,255,376	2,150,236
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,500 shares	15	15
Additional paid-in capital	4,039,008	3,039,008
Accumulated deficit	(2,036,957)	(1,256,361)
Total stockholder's equity	2,002,066	1,782,662
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,257,442	$ 3,932,898

See notes to financial statements.